April 5, 2006
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
450 Fifth Street, N.W.
Attention: Lynn Dicker

Re:	Broadcom Corporation Form 10-K for the fiscal year ended December 31, 2004 File No.: 000-23993
Ladies and Gentlemen:
     We are in receipt of your letter dated March 22, 2006 regarding your review of the above-referenced filing of Broadcom Corporation (“Broadcom”). We have set forth below our responses to the inquiries raised in your letter. The numbers before our responses correspond to the comments contained in your letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses. We look forward to working with the Staff to enhance the overall disclosure in our future filings, pursuant to your comments.
1.	Please refer to prior comment one. Your proposed disclosures related to the non-GAAP measures do not include all of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 for each separate non-GAAP measure. Your proposed disclosures are generic and vague and discuss the specific adjustments rather than providing sufficient information to understand each non-GAAP measure. Please revise to specifically include a discussion, in sufficient detail, of the following for each non-GAAP measure:
•	The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use each measure; and

•	The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
In addition, clarify why you believe that the adjustments for non-GAAP measures occurring each period such as stock based compensation, employer payroll tax expense, gains or losses on strategic investments, etc. do not relate to your ongoing operations.

U. S. Securities and Exchange Commission
April 5, 2006

Pursuant to our earlier discussions, we have modified the prior proposed disclosure provided to the Staff to include only two non-GAAP measures: non-GAAP net income and non-GAAP net income per share. We supplementally provide the staff a copy of our revised proposed disclosure as Appendix A hereto. We respectfully submit that such revised disclosure now includes all of the disclosures required by paragraph(e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures for each non-GAAP measure included. We have also clarified the substantive reasons why management excludes certain recurring and non-recurring items from such non-GAAP measures.

2.	We note your disclosure that management uses these measures “in evaluating its ongoing operations, [and] managing and benchmarking performance.” We also note the disclosures that these non-GAAP measures are used by management in evaluating operating performance and comparing performance with internal forecasts and its operating model. Please confirm that the adjustments reflected in your non-GAAP measures are also reflected in, and are consistent with, the measurement principles you use to assess segment performance pursuant to SFAS 131. Otherwise, discuss the reasons for any differences in the two approaches. We may have further comments.

Pursuant to the Staff’s request, we confirm that the adjustments reflected in the non-GAAP measures included in the proposed disclosure previously provided to the Staff are also reflected in, and are consistent with, the measurement principles Broadcom uses to assess the performance of our operating segments pursuant to Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). In assessing the performance of our operating segments under SFAS 131, we analyze the long term business model for each, including the operating income, gross margin, research and development expense and selling, general and administrative expense of each segment. The measures we use in this analysis are non-GAAP measures which contain the same adjustments to the respective GAAP measures as those reflected in our proposed disclosure.
     We hope that the foregoing is responsive to your inquiry. If you have further questions or comments, do not hesitate to contact the undersigned at (949) 450-8700.

Sincerely,
/s/ William J. Ruehle

William J. Ruehle, Chief Financial Officer

cc:	David A. Dull, Esq. Patrick Seaver, Esq. (Latham & Watkins LLP)

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